Exhibit 99.1

TABLE OF CONTENTS

Financial Summary	3	Financial Results for 3-month Periods Ended March 31, 2016 and 2015	15

Business Drivers	5	Business Segment Review	16

Financial Overview	7	Liquidity and Capital Resources	25

Business Highlights	10	Consolidated Financial Position as at March 31, 2016 and December 31, 2015	26

Specific Items Included in Operating Income and Net Earnings (Loss)	11	Near-term Outlook	27

Supplemental Information on Non-IFRS Measures	13	Unaudited Condensed Interim Consolidated Financial Statements	29

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2016 and 2015, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 4, 2016, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items), as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, deferred tax assets reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them may take place in the future and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2016 FIRST-QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $1,003 million
(compared to $975 million in Q4 2015 (+3%) and $910 million in Q1 2015 (+10%))

•	Excluding specific items

◦	OIBD of $106 million
(compared to $104 million in Q4 2015 (+2%) and $85 million in Q1 2015 (+25%))

◦	Net earnings per common share of $0.35
(compared to $0.23 in Q4 2015 and $0.18 in Q1 2015)

◦	Greenpac contribution to net earnings per common share: $0.04
(compared to $0.03 in Q4 2015 and $0.03 in Q1 2015)

•	Including specific items

◦	OIBD of $120 million
(compared to $44 million in Q4 2015 (+173%) and $72 million in Q1 2015 (+67%))

◦	Net earnings per common share of $0.79
(compared to a net loss of $0.81 in Q4 2015 and a net loss of $0.37 in Q1 2015)

•	Net debt of $1,684 million (compared to $1,721 million as at December 31, 2015) and net debt to OIBD ratio down from 4.0x to 3.8x

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per common share)	Q1 2016	Q4 2015	Q1 2015

Sales	1,003	975	910
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	106	104	85
Operating income	59	47	41
Net earnings	34	22	17
per common share	$0.35	$0.23	$0.18
Margin (OIBD)	10.6%	10.7%	9.3%
As reported
Operating income before depreciation and amortization (OIBD)	120	44	72
Operating income (loss)	73	(13)	28
Net earnings (loss)	75	(76)	(35)
per common share	$0.79	$(0.81)	$(0.37)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q1 2016	Q4 2015	Q1 2015

Packaging Products
Containerboard	55	56	52
Boxboard Europe	16	13	17
Specialty Products	14	16	10

Tissue Papers	34	38	15

Corporate Activities	(13)	(19)	(9)
OIBD excluding specific items	106	104	85
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

We are pleased with our first quarter financial results. Despite seasonality, our operations delivered an improvement on a consolidated basis, both on a sequential and a year-over-year basis.

The 25% increase in OIBD compared to the first quarter of last year was largely driven by the strong performance of our Tissue Papers Group, which more than doubled its OIBD due to a combination of higher volume, lower fibre and energy costs and favorable average selling prices. In addition, our Containerboard and Specialty Products Groups successfully increased their OIBD by 6% and 40%, respectively, as the results of both groups benefited from higher volumes and lower production costs. Quarterly sales and OIBD levels in North America benefited from a 10% decrease in the value of the Canadian dollar. Results in Europe were slightly weaker due primarily to lower shipments. On a sequential basis, OIBD slightly increased due to a 4% increase in volume and lower corporate costs, the benefits of which were partially offset by lower average selling prices. The Greenpac mill continued to deliver significant growth in the production of its premium lightweight grade, which represented 75% of its total quarterly production. Greenpac's contribution to our earnings per share excluding specifics items increased to $0.04 during the quarter, from $0.03 in the fourth quarter of 2015.

Finally, the sequential decrease in our debt was mainly the result of the strengthening of the Canadian dollar at the end of the quarter, which was partially offset by seasonal investments in working capital. Our net debt to OIBD ratio now stands at 3.8x, bringing us closer to our targeted range of 3.0x to 3.5x.

MARIO PLOURDE
President and Chief Executive Officer
May 4, 2016

4

BUSINESS DRIVERS

Cascades' results are impacted by the fluctuations of the U.S. dollar and euro against the Canadian dollar, as well as by energy prices.

EXCHANGE RATES	ENERGY COSTS
For the first quarter of 2016, the average value of the Canadian dollar lost 3% and 4% against the American dollar and the euro respectively compared to the previous quarter. The Canadian dollar was 10% lower against its U.S. counterpart and 8% lower against the euro compared to the same period last year.

With regard to energy costs, the average price of natural gas decreased by 8% compared to the last quarter of 2015 and 30% compared to the same period last year. In the case of crude oil, the average price decreased by 30% compared to the previous quarter and was 39% lower than in Q1 2015.

SENSITIVITY TABLE
Please refer to page 37 of the 2015 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

5

	2014	2015					2016	Q1 2016 over Q1 2015		Q1 2016 over Q4 2015
These indices should only be used as trend indicators; they are different from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	(units)	(%)	(units)	(%)
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S (open market)	630	630	630	630	630	630	615	(15)	(2)%	(15)	(2)%
Corrugating medium 26-lb. semichemical, Eastern U.S. (open market)	575	563	560	560	545	557	518	(45)	(8)%	(27)	(5)%
Boxboard Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index [1]	670	656	658	679	676	667	664	8	1%	(12)	(2)%
Virgin coated duplex boxboard (GC2) index [2]	1,093	1,061	1,061	1,061	1,061	1,061	1,049	(12)	(1)%	(12)	(1)%
Specialty Products (US$/ton, tonne for deinked pulp)
Uncoated recycled boxboard - 20pt. bending chip (transaction)	698	700	700	700	735	709	735	35	5%	—	—%
Deinked pulp (list; f.o.b; U.S. air-dried & wet-lap, post-consumer)	795	800	800	800	785	796	772	(28)	(4)%	(13)	(2)%
Tissue Papers (US$/ton)
Parent rolls, recycled fibres (transaction)	1,036	955	979	994	1,013	985	1,016	61	6%	3	—%
Parent rolls, virgin fibres (transaction)	1,264	1,228	1,244	1,259	1,279	1,252	1,273	45	4%	(6)	—%
Raw materials (average)
RECYCLED PAPER
North America (US$/ton)
Special news, no. 8 (ONP - Northeast average)	63	59	58	58	58	58	58	(1)	(2)%	—	—%
Old corrugated containers, no. 11 (OCC - Northeast average)	100	81	78	88	86	83	83	2	2%	(3)	(3)%
Sorted office papers, no. 37 (SOP - Northeast average)	155	158	155	150	137	150	138	(20)	(13)%	1	1%
Europe (euro/tonne)
Recovered paper index [3]	109	106	116	123	117	115	115	9	8%	(2)	(2)%
VIRGIN PULP (US$/tonne)
Northern bleached softwood kraft, Canada	1,026	995	980	967	945	972	943	(52)	(5)%	(2)	—%
Northern bleached hardwood kraft, mixed, Canada/U.S.	856	843	873	880	880	869	873	30	4%	(7)	(1)%
Source: RISI and Cascades.

1 The Cascades recycled white-lined chipboard selling prices index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2016.
2 The Cascades virgin coated duplex boxboard selling prices index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2016.
3 The Cascades recovered paper index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2016.

6

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2015
Led by past years' efforts and initiatives, our operating results of 2015 were the highest ever achieved on a comparable asset base as we benefited from favourable exchange rates, higher volumes and lower fibre costs. The first two quarters have been challenging for our Tissue Papers activities given the ramp-up of two new sites in the U.S., destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector showed solid results in the second half as sales and operational improvement initiatives led to better profit margins. Our Containerboard Group improved its results with higher average selling prices and lower fibre costs, and the Greenpac mill continued to improve its performance and is positively contributing to our net earnings. Our Boxboard Europe sector's profitability decreased mainly because of higher raw materials costs for this market and the absence of energy credits while our Specialty Products Group achieved strong results compared to last year resulting from lower fibre costs and favourable currency impact.

FINANCIAL OVERVIEW - 2016
Even if the months of January and February are normally lower in terms of volume, we continued to benefit from last year's operating and sales improvement initiatives. All of our North American business segments started the year in a positive way as the Canadian dollar and the cost of recycled fibre and energy are still favourable to us.

Sales increased by 10%, or $93 million, to reach $1,003 million in the first quarter of 2016, compared to $910 million in the same period of 2015. The 10% and 8% average depreciation of the Canadian dollar against the U.S. dollar and the euro largely explains this increase. Higher volumes in most of our sectors also increased sales in the first quarter of 2016 compared to the same period of 2015. As well, the favourable impact of the higher average selling price in our containerboard and tissue papers activities also contributed to this increase in sales.

For the 3-month period ended March 31, 2016, the Corporation posted net earnings of $75 million, or $0.79 per common share, compared to a net loss of $35 million, or $0.37 per common share in the same period of 2015. Excluding specific items, which are discussed in detail on pages 11 and 12, we posted net earnings of $34 million during the period, or $0.35 per common share, compared to net earnings of $17 million or $0.18 per common share in the same period of 2015. The Corporation recorded an operating income of $73 million during the period, compared to $28 million in the same period of 2015. Excluding specific items, operating income stood at $59 million during the period, compared to $41 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

7

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2014					2015					2016
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	254	286	287	277	1,104	268	282	296	268	1,114	279
Boxboard Europe	290	283	257	263	1,093	296	286	266	263	1,111	278
Specialty Products[2]	41	41	41	37	160	41	44	45	40	170	46
	585	610	585	577	2,357	605	612	607	571	2,395	603
Tissue Papers	130	140	153	144	567	137	152	163	145	597	143
Total	715	750	738	721	2,924	742	764	770	716	2,992	746

Integration rate[3]
Containerboard	55%	50%	54%	49%	52%	52%	50%	51%	54%	51%	52%
Tissue Papers	71%	70%	69%	69%	70%	68%	64%	65%	70%	67%	70%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	85%	93%	94%	90%	91%	91%	91%	95%	90%	92%	94%
Boxboard Europe	101%	98%	89%	91%	95%	101%	97%	91%	89%	94%	97%
Tissue Papers	90%	95%	100%	89%	93%	84%	90%	95%	89%	90%	87%
Consolidated total	93%	96%	93%	90%	93%	93%	93%	93%	89%	92%	93%

Energy cons.[5] - GJ/ton	11.92	11.07	10.36	10.69	11.03	11.19	10.29	10.14	10.18	10.45	9.78

Work accidents[6] - OSHA frequency rate	3.3	3.5	3.5	2.9	3.3	3.0	1.9	3.1	2.6	2.6	2.8
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	12%	13%	13%	13%	13%	15%	16%	18%	19%	19%	19%
Boxboard Europe	9%	10%	11%	10%	10%	10%	10%	10%	10%	10%	10%
Specialty Products	12%	12%	14%	13%	13%	14%	14%	15%	17%	17%	18%
Tissue Papers	17%	15%	13%	12%	12%	11%	11%	12%	13%	13%	15%
Consolidated return on assets	9.5%	9.7%	9.9%	9.4%	9.4%	9.7%	10.0%	10.8%	11.2%	11.2%	11.7%
Return on capital employed[8]	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%

Working capital[9]
In millions of $, at end of period	526	469	460	379	379	409	428	472	406	406	456
% of sales[10]	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations. Starting in Q1-2016, including Greenpac.
6 Excluding RdM for all periods and Djupafors starting in Q2 2014. Including Greenpac. Not adjusted for discontinued operations.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on an LTM basis. Not adjusted for discontinued operations.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

8

HISTORICAL FINANCIAL INFORMATION

	2014					2015					2016
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	271	305	310	295	1,181	300	322	353	326	1,301	336
Boxboard Europe	232	220	193	196	841	216	202	205	202	825	219
Specialty Products	140	146	145	137	568	135	146	151	147	579	149
Inter-segment sales	(13)	(13)	(10)	(13)	(49)	(12)	(13)	(15)	(15)	(55)	(15)
	630	658	638	615	2,541	639	657	694	660	2,650	689
Tissue Papers	245	257	282	270	1,054	274	299	341	322	1,236	320
Inter-segment sales and Corporate activities	(12)	(5)	(11)	(6)	(34)	(3)	(6)	(9)	(7)	(25)	(6)
Total	863	910	909	879	3,561	910	950	1,026	975	3,861	1,003
Operating income (loss)
Packaging Products
Containerboard	22	29	34	23	108	39	41	58	32	170	40
Boxboard Europe	15	11	4	(1)	29	9	9	5	(51)	(28)	8
Specialty Products	4	(4)	8	(2)	6	5	9	6	11	31	9
	41	36	46	20	143	53	59	69	(8)	173	57
Tissue Papers	9	11	20	8	48	2	10	30	22	64	19
Corporate activities	(14)	(10)	(15)	(15)	(54)	(27)	(8)	(22)	(27)	(84)	(3)
Total	36	37	51	13	137	28	61	77	(13)	153	73
OIBD excluding specific items[1]
Packaging Products
Containerboard	31	43	46	44	164	52	55	68	56	231	55
Boxboard Europe	24	20	14	14	72	17	19	14	13	63	16
Specialty Products	8	10	12	10	40	10	14	18	16	58	14
	63	73	72	68	276	79	88	100	85	352	85
Tissue Papers	20	23	32	21	96	15	23	43	38	119	34
Corporate activities	(8)	(6)	(11)	(7)	(32)	(9)	(8)	(9)	(19)	(45)	(13)
Total	75	90	93	82	340	85	103	134	104	426	106
Net earnings (loss)	(1)	(83)	(16)	(47)	(147)	(35)	24	22	(76)	(65)	75
Excluding specific items[1]	1	7	4	8	20	17	24	49	22	112	34
Net earnings (loss) per common share (in dollars)
Basic	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79
Basic, excluding specific items[1]	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.02)	$(0.23)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79

Cash flow from continuing operations	57	34	82	71	244	35	70	110	107	322	56

Net debt[2]	1,708	1,645	1,640	1,613	1,613	1,691	1,693	1,741	1,721	1,721	1,684
US$/CAN$ - Average rate	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73
US$/CAN$ End of period rate	$0.91	$0.94	$0.89	$0.86	$0.86	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77
EURO€/CAN$ - Average rate	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66
EURO€/CAN$ End of period rate	$0.66	$0.68	$0.71	$0.71	$0.71	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68
Natural Gas Henry Hub - US$/mmBtu	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2.
2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

9

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions in order to optimize its asset base and streamline its cost structure. The following transaction should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results of 2016 and 2015.

BUSINESS DISPOSALS

CONTAINERBOARD GROUP

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets and the transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On November 27, 2015, the Corporation entered into an agreement for the acquisition of the 27% minority interest of Cascades Recovery for a cash consideration of $32 million, payable over a 10-year period. This transaction consolidates our leading position in the recovery and recycling activities in Canada.

ii. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019. The applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions are essentially unchanged.

iii. On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes will reduce our future interest expense by approximately US$6 million annually.

iv. On April 17, 2015, we announced the installation of a new state-of-the-art converting line at the Candiac plant, located in Québec, for the manufacturing of high-quality paper towels. In addition, we upgraded two converting lines in Candiac and Kingsey Falls, Québec. The new line in Candiac started production in July 2015, while the improved converting lines are scheduled to begin production in the second quarter of 2016.

v. In 2015, we invested $14 million, part of a global project of $26 million announced on November 3, 2015, at our Drummondville, Québec, plant for the expansion of the building and installation of a new corrugator. It officially started operating at the beginning of 2016, and should positively contribute to our results during the year.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first quarters of 2016 and 2015 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	40	8	9	19	(3)	73
Depreciation and amortization	15	8	5	15	4	47
Operating income before depreciation and amortization	55	16	14	34	1	120
Specific items:
Unrealized gain on financial instruments	—	—	—	—	(14)	(14)
	—	—	—	—	(14)	(14)
Operating income (loss) before depreciation and amortization - excluding specific items	55	16	14	34	(13)	106
Operating income (loss) - excluding specific items	40	8	9	19	(17)	59

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	39	9	5	2	(27)	28
Depreciation and amortization	13	8	5	13	5	44
Operating income (loss) before depreciation and amortization	52	17	10	15	(22)	72
Specific items :
Unrealized loss on financial instruments	—	—	—	—	13	13
	—	—	—	—	13	13
Operating income (loss) before depreciation and amortization - excluding specific items	52	17	10	15	(9)	85
Operating income (loss) - excluding specific items	39	9	5	2	(14)	41

11

DERIVATIVE FINANCIAL INSTRUMENTS
In the first quarter of 2016, the Corporation recorded an unrealized gain of $14 million, compared to an unrealized loss of $13 million in the same period of 2015 on certain financial instruments not designated for hedge accounting. The 2016 first quarter unrealized gain is mainly attributable to foreign exchange contracts' fair value variation following the appreciation of the Canadian dollar end of period rate.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first quarter of 2016, the Corporation recorded a gain of $36 million, compared to a loss of $45 million in the same period of 2015, on its US$-denominated debt and related financial instruments. This is composed of a gain of $29 million in the period, compared to a loss of $36 million in same period of 2015, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $7 million in the period, compared to a loss of $9 million in the same period of 2015, on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings.

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

DISCONTINUED OPERATIONS

2015
On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company. The sale was completed on February 4, 2015, and the Corporation received $46 million in the first quarter. The Corporation recorded a loss of $3 million including an estimated selling price adjustment of $7 million as at March 31, 2015.

The Containerboard Group also recorded a $4 million gain in the first quarter on the reversal of a post-employment benefit liability, which was not part of the boxboard activities transaction, but settled as a consequence of the sale.

12

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2016	2015
Net earnings (loss) attributable to Shareholders for the period	75	(35)
Net earnings attributable to non-controlling interest	2	2
Net earnings from discontinued operations	—	(2)
Provision for (recovery of) income taxes	21	(4)
Share of results of associates and joint ventures	(14)	(4)
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45
Financing expense and interest expense on employee future benefits	25	26
Operating income	73	28
Specific items:
Unrealized loss (gain) on derivative financial instruments	(14)	13
	(14)	13
Operating income - excluding specific items	59	41
Depreciation and amortization	47	44
Operating income before depreciation and amortization - excluding specific items	106	85

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER COMMON SHARE [1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per common share)	2016	2015	2016	2015
As per IFRS	75	(35)	$0.79	$(0.37)
Specific items:
Unrealized loss (gain) on derivative financial instruments	(14)	13	$(0.11)	$0.10
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45	$(0.33)	$0.41
Share of results of associates and joint ventures	—	5	—	$0.05
Included in discontinued operations, net of tax	—	(1)	—	$(0.01)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	9	(10)	—	—
	(41)	52	$(0.44)	$0.55
Excluding specific items	34	17	$0.35	$0.18
1 Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

13

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2016	2015
Cash flow from operating activities from continuing operations	23	9
Changes in non-cash working capital components	33	26
Depreciation and amortization	(47)	(44)
Net income taxes paid (received)	(1)	5
Net financing expense paid	44	44
Unrealized gain (loss) on derivative financial instruments	14	(13)
Dividend received, employee future benefits and others	7	1
Operating income	73	28
Depreciation and amortization	47	44
Operating income before depreciation and amortization	120	72

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	March 31, 2016	December 31, 2015
Long-term debt	1,686	1,710
Current portion of long-term debt	33	34
Bank loans and advances	33	37
Total debt	1,752	1,781
Less: Cash and cash equivalents	68	60
Net debt	1,684	1,721
OIBD excluding specific items on a last twelve months basis	447	426
Net debt / OIBD excluding specific items ratio	3.8	4.0

14

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

SALES
Sales increased by 10%, or $93 million, to reach $1,003 million in the first quarter of 2016, compared to $910 million in the same period of 2015. The 10% and 8% average depreciation of the Canadian dollar against the U.S. dollar and the euro explains $61 million of this increase. Higher volumes, in all of our sectors except boxboard Europe, increased sales by $22 million, compared to the same period of 2015. As well, the favourable impact of the higher average selling price in our containerboard and tissue papers activities also contributed globally $11 million to this increase in sales.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $73 million in the first quarter of 2016, compared to $28 million in the same period of 2015, representing a $45 million increase. The increase in operating income comes in part from the specific items recorded, as described on pages 11 and 12, which explains $27 million of the increase. Adding to the $11 million positive impact from higher average selling prices explained above and the $11 million lower energy costs. Higher volumes in most of our sectors also contributed $8 million of additional operating income in the first quarter of 2016 compared to the same period of 2015. On the other hand, higher production and maintenance costs combined with some production downtimes during the quarter partly offset the increase by $14 million.

Excluding specific items, the operating income stood at $59 million in the first quarter of 2016, compared to $41 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the first quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

910
61
22
11
4
(5)
1,003
Sales Q1 2015
F/X CAN$
Volume
Selling price & mix
Recovery and recycling5
Business closures
Other intercompany eliminations
Sales Q1 2016

28
44
13
85
11
11
8
4
1
(14)
106
14
(47)
73
Q1 2015 Operating income
Depreciation & amortization
Specific items
Q1 2015 OIBD[4]
Selling price & mix
Energy
Volume
F/X CAN$[2]
Recovery and recycling[5]
Raw materials[1]
Business closures
Other costs[3]
Q1 2016 OIBD[4]
Specific items
Depreciation & amortization
Q1 2016 Operating income

1 Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 37 of the 2015 Annual Report for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.
5 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of this segment. The results variations of this segment are presented globally and separately in the waterfalls.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 16 to 23).

15

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]	U.S. containerboard inventories at box plants and mills[2]
For the first quarter of 2016, the U.S. containerboard production amounted to 8.9 million short tons representing a stable figure sequentially and an increase of 1% year-over-year. The industry's capacity utilization rate averaged 95% during the quarter.

For the first quarter of 2016, the average inventory level was 7% and 6% higher sequentially and compared to the same period last year, respectively. At the end of March, the inventory level reached 2.7 million short tons, 11% above the 10-year average, representing 4.5 weeks of supply.

1 Source: RISI
2 Source: Fibre box association

Our Performance

The main variances in sales and operating income for the Containerboard Group in the first quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

300
13
12
11
336
Sales Q1 2015
Selling price & mix
F/X CAN$
Volume
Business closures
Other intercompany eliminations
Sales Q1 2016

39
13
52
13
5
4
(9)
(10)
55
(15)
40
Q1 2015 Operating income
Depreciation & amortization
Specific items
Q1 2015 OIBD 4
Selling price & mix
Volume
Energy
F/X CAN$ 2
Business closures
Other costs 3
Raw materials 1
Q1 2016 OIBD 4
Specific items
Depreciation & amortization
Q1 2016 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

16

Q1 2015	Q1 2016	Change in %

Shipments[1] ('000 s.t.)		4%
268	279

Average Selling Price
(CAN$/unit)
1,116	1,208	8%
(US$/unit)
900	879	-2%

Sales ($M)		12%
300	336

Operating income ($M)
(as reported)
39	40	3%

(excluding specific items)		3%
39	40

OIBD ($M)
(as reported)
52	55	6%
% of sales
17%	16%

(excluding specific items)
52	55	6%
% of sales
17%	16%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 4%, or 11,000 s.t., to 279,000 s.t. in the first quarter of 2016, compared to 268,000 s.t. in the same period of 2015. The containerboard mills’ external shipments increased by 3,000 s.t., or 2% as the mills operating rate rose by 1%. As for the converting segment, shipments went up by 5% or 8,000 s.t. This performance is better than the Canadian industry, which recorded an increase of 3%, while the US industry recorded a rise of 1%.

The total average selling price went up by $92, or 8%, to $1,208 per s.t. in the first quarter of 2016, compared to $1,116 per s.t. in the same period of 2015. The containerboard mills’ and our corrugated products plants average selling price went up respectively by 6% and 8%. In our primary sector, the weakening of the Canadian dollar more then offset the decrease of the average selling price. In our converting sector, price increased on converted products in Canada, consequence of the declining value of the Canadian currency.

As a result, the Containerboard Group’s sales increased by $36 million, or 12%, to $336 million in the first quarter of 2016, compared to $300 million in the same period of 2015. The 10% depreciation of the Canadian dollar added $12 million to sales and the higher average selling price and volume highlighted above both added $12 million and $11 million, respectively, to sales. Finally, the higher percentage of converted products in the group’s product mix positively impacted sales by $1 million.

Excluding specific items, operating income stood at $40 million in the first quarter of 2016, compared to $39 million in the same period of 2015, an increase of $1 million. The improved results are mainly explained by a better average selling price and mix denominated in Canadian dollars, which positively impacted our results by $13 million, combined with better volume and lower energy costs, which added respectively $5 million and $4 million. Higher average price of fibre and the weakening of the Canadian dollar contributed to subtract $10 million related to raw materials costs compared to last year. Other costs contributed to subtract another $9 million to operating income. Notwithstanding the insurance refund of $1 million in the first quarter of 2015 for the fire that occurred in our Niagara Falls facility in 2014, all other costs increases are related to repair and maintenance, logistic cost to improve service, higher chemical cost denominated in Canadian dollars and higher selling and administrative expenses. Depreciation contributed to reduce operating income of another $2 million as a consequence of recent equipment modernization.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In the first quarter of 2016, Greenpac had a positive contribution of $6 million, compared to a $5 million positive contribution in the same period of 2015, to the share of results of associates and joint ventures.

17

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe1
In Europe, order inflows of white-lined chipboard (WLC) decreased by 10% compared to the same period last year. Sequentially, order inflows remained stable. WLC prices were 2% lower sequentially due to the softness of the market, but were 1% higher compared to the same period last year for countries where Reno De Medici is active in Europe. For folding boxboard, order inflows increased by 2% compared to Q1 2015 and decreased by 2% compared to Q4 2015.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the first quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

216
18
(1)
(2)
(12)
219
Sales Q1 2015
F/X CAN$
Business closures
Other intercompany eliminations
Selling price & mix
Volume
Sales Q1 2016

9
8
17
3
2
(1)
(2)
(3)
16
(8)
8
Q1 2015 Operating income
Depreciation & amortization
Specific items
Q1 2015 OIBD 4
Other costs 3
Energy
Business closures
F/X CAN$ 2
Raw materials 1
Selling price & mix
Volume
Q1 2016 OIBD 4
Specific items
Depreciation & amortization
Q1 2016 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

18

Q1 2015	Q1 2016	Change in %

Shipments[1] ('000 s.t.)		-6%
296	278

Average Selling Price[2]
(CAN$/unit)
729	786	8%
(euro€/unit)
522	518	-1%

Sales ($M)		1%
216	219

Operating income ($M)
(as reported)
9	8	-11%

(excluding specific items)		-11%
9	8

OIBD ($M)
(as reported)
17	16	-6%
% of sales
8%	7%

(excluding specific items)
17	16	-6%
% of sales
8%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments decreased by 18,000 s.t., or 6%, to 278,000 s.t. in the first quarter of 2016, compared to 296,000 s.t. in the same period of 2015. The recycled boxboard activities shipments decreased by 17,000 s.t., or 7%, to 234,000 s.t. in the first quarter of 2016, compared to 251,000 s.t. in the same period of 2015. The decrease in shipments is due to a delayed start of production at the beginning of January and production issues at one of our mills in Italy. The virgin boxboard activities decreased their shipments by 1,000 s.t., or 2%, to 44,000 s.t. in the first quarter of 2016, compared to 45,000 in the same period of 2015.

The total average selling price went up by $57, or 8%, to $786 per s.t. in the first quarter of 2016, compared to $729 in the same period of 2015, resulting mainly from the 8% depreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €4, to €518 in the first quarter of 2016, compared to €522 in the same period of 2015. The recycled boxboard activities' average selling price is down by €6, while the virgin boxboard activities' average selling price is down by €5 in the first quarter of 2016 compared to 2015. However, as the group sales had a higher proportion of virgin boxboard in the first quarter of 2016, which is sold at a higher price per s.t., the decrease in average selling price was limited to €4 and can be attributed to higher overseas sales during the period as well.

As a result, the Boxboard Europe Group sales increased by $3 million, or 1%, to $219 million in the first quarter of 2016 compared to $216 million in the same period of 2015. The 8% depreciation of the Canadian dollar against the euro provided an increase of $18 million in sales. On the other hand, lower volumes, mostly from our recycled boxboard activities, decreased sales by $12 million. The lower average selling price, as explained previously, also decreased sales by $2 million.

Excluding specific items, operating income stood at $8 million in the first quarter of 2016, compared to $9 million in the same period of 2015, a decrease of $1 million. Lower volumes, mostly coming from our recycled boxboard activities, decreased the operating income by $3 million and the lower average selling price also removed $2 million. Lower energy prices in Italy and France generated a favourable impact of $2 million in the operating income.

19

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Fibre costs in North America [1]	Reference prices - Uncoated recycled boxboard [1]
For the first quarter of 2016, brown recycled paper prices were 2% higher compared to the same period last year and 4% lower sequentially. Prices have remained in the range of $80-$90 per ton for more than a year now. As for white recycled paper prices, they remained stable sequentially, but decreased by 13% compared to Q1 2015 due to a decrease in demand. Prices for groundwood recycled paper grades are stable since February 2015.

During the quarter, the average reference price for uncoated recycled boxboard increased by 5%, compared to the same period last year, due to higher demand in cartons, tubes and cores. Sequentially, the average reference price remained stable.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group in the first quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

135
9
6
4
(2)
(3)
149
Sales Q1 2015
Volume
F/X CAN$
Recovery and recycling 5
Business closures
Other intercompany eliminations
Selling price & mix
Sales Q1 2016

5
5
10
2
2
1
1
1
(3)
14
(5)
9
Q1 2015 Operating income
Depreciation & amortization
Specific items
Q1 2015 OIBD 4
Raw materials 1
Volume
F/X CAN$ 2
Recovery and recycling 5
Energy
Other costs 3
Business closures
Selling price & mix
Q1 2016 OIBD 4
Specific items
Depreciation & amortization
Q1 2016 Operating income

For Notes 1 to 5, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

20

Q1 2015	Q1 2016	Change in %

Shipments[1] ('000 s.t.)		12%
41	46

Sales ($M)		10%
135	149

Operating income ($M)
(as reported)
5	9	80%

(excluding specific items)		80%
5	9

OIBD ($M)
(as reported)
10	14	40%
% of sales
7%	9%

(excluding specific items)
10	14	40%
% of sales
7%	9%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The results variations of this segment are presented globally and separately.

Shipments for the Specialty Products Group increased in all packaging segments but were offset by lower shipments in the Recovery and Recycling activities. More specifically and as highlighted by the attached table, shipments for the Industrial Packaging segment increased by 5,000 s.t., or 12%, to 46,000 s.t. in the first quarter of 2016, compared to 41,000 s.t. in the same period of 2015.

The Specialty Products Group’s sales increased by $14 million to $149 million in the first quarter of 2016 compared to $135 million in the same period of 2015. Most of the increase can be explained by the 10% depreciation of the Canadian dollar against the U.S. dollar, higher volume in all packaging segments, and higher revenues in the Recovery and Recycling activities2 due to product mix, which contributed positively for $6 million, $9 million, and $4 million respectively. On the other hand, lower average selling prices in most of the segments partly offset the increase by $3 million.

Excluding specific items, operating income stood at $9 million in the first quarter of 2016, compared to $5 million in the same period of 2015, an increase of $4 million. Lower raw materials costs and higher volumes in most of the segments both accounted for $2 million of the increase. In addition, a favourable exchange rate and lower energy costs each resulted in a positive variation of $1 million. These factors were partly offset by lower average selling prices in most of our segments for $3 million.

21

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry - converted product shipments [1]
During the first quarter of 2016, production of parent rolls was slightly over 2.1 million tons, a 1% increase sequentially and compared to the same period last year. The average capacity utilization rate for the quarter averaged 93%.

Shipments in the away-from-home market grew by 4% and 3% in the quarter sequentially and year over year, respectively. As for shipments in the retail market, they were up 1% compared to the previous quarter and up 2% compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the first quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

274
25
14
7
320
Sales Q1 2015
F/X CAN$
Volume
Selling price & mix
Business closures
Other intercompany eliminations
Sales Q1 2016

2
13
15
7
4
4
4
4
(4)
34
(15)
19
Q1 2015 Operating income
Depreciation & amortization
Specific items
Q1 2015 OIBD 4
Selling price & mix
Volume
F/X CAN$ 2
Energy
Raw materials 1
Business closures
Other costs 3
Q1 2016 OIBD 4
Specific items
Depreciation & amortization
Q1 2016 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

22

Q1 2015	Q1 2016	Change in %

Shipments[1] ('000 s.t.)		4%
137	143

Average Selling Price
(CAN$/unit)
2,004	2,239	12%
(US$/unit)
1,615	1,629	1%

Sales ($M)		17%
274	320

Operating income ($M)
(as reported)
2	19	850%

(excluding specific items)		850%
2	19

OIBD ($M)
(as reported)
15	34	127%
% of sales
5%	11%

(excluding specific items)
15	34	127%
% of sales
5%	11%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 6,000 s.t., or 4%, to 143,000 s.t. in the first quarter of 2016, compared to 137,000 s.t. in the same period of 2015. External manufacturing shipments decreased by 1,000 s.t., or 2%, to 43,000 s.t. in the first quarter of 2016, compared to 44,000 s.t. in the same period of 2015, largely driven by the increase of internal demand of parent rolls. Converting shipments increased by 7,000 s.t., or 8%, to 100,000 s.t. in the first quarter of 2016, compared to 93,000 s.t. in the same period of 2015. The converted shipments increased in all markets due to a significant increase of customer demand.

The total average selling price went up by $235, or 12%, to $2,239 per s.t. in the first quarter of 2016, compared to $2,004 per s.t. in the same period of 2015. The 10% depreciation of the Canadian dollar against the U.S. dollar contributed largely to the increase in the average selling price. The average selling price has also been positively impacted by a favourable proportion of converted product sold which has more than offset the parent roll market price reduction. Announced price increases in Away-From-Home and Consumer Products segments combined with a favourable product mix have also impacted the results compared to last year.

As a result, the Tissue Paper Group’s sales increased by $46 million, or 17%, to $320 million in the first quarter of 2016, compared to $274 million in the same period of 2015. The increase in total sales was largely driven by the $25 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a positive $14 million impact of volume and a favourable average selling price, as explained above, for $7 million.

Excluding specific items, operating income stood at $19 million in the first quarter of 2016, compared to $2 million in the same period of 2015, an increase of $17 million. The significant performance improvement compared to 2015 is a combination of some positives factors. The increase in volumes generated $4 million, favourable impact of the Canadian dollar depreciation generated $4 million, energy costs reduction provided $4 million and an improvement of the spread (raw materials and selling price) also generated $11 million of operating income in the first quarter of 2016 compared to the same period of 2015.

23

CORPORATE ACTIVITIES

The operating income in the first quarter of 2016 includes an unrealized gain of $14 million on financial instruments. Our 2016 results also include a $3 million foreign exchange loss realized on hedging contracts. The 2016 first quarter results were positively impacted by the decrease of $2 million of our accrual for shared-based compensation following the decrease of our share market price while we received $1 million of insurance revenue in the first quarter of 2015 for the fire at our Niagara Falls containerboard mill.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $3 million, to $47 million in the first quarter of 2016, compared to $44 million in the same period of 2015. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2016, but have been more than offset by capital investments completed during the last twelve months. The 10% and 8% depreciation of the Canadian dollar, against respectively the U.S. dollar and the euro, increased the depreciation expense by $1 million in the first quarter of 2016, compared to the same period of 2015.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $1 million to $25 million in the first quarter of 2016, compared to $26 million in the same period of 2015. The 10% and 8% depreciation of the Canadian dollar, against respectively the U.S. dollar and the euro, increased the interest expense by $1 million in the first quarter of 2016, compared to the same period of 2015. This factor was more than offset by the refinancing of senior notes completed in 2015 (see the ''Business Highlights'' section for more details) at lower interest rates, which decreased our interest expense by approximately $2 million in the first quarter of 2016, compared to the same period of 2015.

Interest expense on the employee future benefits obligation decreased by $1 million to $1 million in the first quarter of 2016, compared to $2 million in the same period of 2015. Good investment returns in 2015 allowed interest expense on employee future benefits to decrease in the first quarter of 2016.

PROVISION FOR (RECOVERY OF) INCOME TAXES
In the first quarter of 2016, the Corporation recorded a provision for income taxes of $21 million, for an effective tax rate of 21%, compared to a recovery of income taxes of $4 million in the same period of 2015. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains.

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings. The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.7% in the first quarter of 2016.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 20.19% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major producer of electricity and whose core business is the development and operation of power stations that generate renewable energy, with operations in the North-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS in December 2014, Boralex proceeded with the issuance of common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased from 27.43% to 20.29%.

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first quarter of 2016, Greenpac had a $6 million positive contribution to our share of results of associates and joint ventures, compared to a $5 million positive contribution in the same period of 2015. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for (recovery of) income taxes'' section for more details).

24

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $23 million of operating cash flow in the first quarter of 2016, compared to $9 million in the same period of 2015. Changes in non-cash working capital components used $33 million in liquidity in the first quarter of 2016, compared to $26 million in the same period of 2015. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Higher sales in the last month of the first quarter of 2016 increased the level of the working capital at the end of the period. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at March 31, 2016, the level of working capital as a percentage of LTM sales stands at 11.3% compared to 11.9% as at March 31, 2015 (14.4% at the end of 2012).

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood at $56 million in the first quarter of 2016, compared to $35 million in the same period of 2015. This increase is mostly due to the increase in profitability. This cash flow measurement is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investing activities required total cash resources of $56 million in the first quarter of 2016, compared to $36 million in the same period of 2015. Capital expenditure payments accounted for $55 million in the first quarter of 2016, compared to $35 million in the same period of 2015.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first quarter of 2016 amounted to $55 million, compared to $35 million in the same period of 2015. New capital expenditure projects amounted to $50 million in the first quarter of 2016, compared to $31 million in the same period of 2015. The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows in the first quarter of 2016 (in $M):

The major capital projects initiated, in progress or completed in the first quarter of 2016 are as follows:

CONTAINERBOARD GROUP

•	$5 million to complete the investment in Drummondville, Québec which started as planned in January 2016.

•
$2 million for which grants were awarded, at our Cabano, Québec, mill, for the installation of a new water pulp process, which will increase our return on wood-chips and reduce chemical usage and atmospheric emissions.

BOXBOARD EUROPE

•
$3 million in our Arnsberg, Germany, plant to rebuild the middle layer and post drying section of the equipment, which will allow for a production capacity increase, better efficiency and savings throughout the production process.

25

SPECIALTY PRODUCTS GROUP

•	$4 million in our Ottawa, Ontario, recovery facility for a new sorting line for the collection of household and commercial recyclable materials.

TISSUE PAPERS GROUP

•	$2 million to continue the upgrade of equipment at our Wagram, North Carolina, converting plant.

•	$6 million for new equipment to be installed in the United States later in 2016.

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS

In the first quarter of 2016, the Corporation also invested in other assets in the amount of $2 million, compared to $1 million in the same period of 2015, for the modernization of the financial system to an ERP information technology system.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Including the $4 million in dividends paid out in the first quarter of 2016, financing activities from continuing operations, including debt repayment and the change in our revolving facility, generated $42 million in liquidity, compared to $14 million required in the same period of 2015.

In the first quarter of 2016, Cascades purchased for cancellation 586,174 common shares at an average price of $8.57 representing an aggregate amount of $5 million.

CONSOLIDATED FINANCIAL POSITION
AS AT MARCH 31, 2016 AND DECEMBER 31, 2015

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2016	December 31, 2015
Cash and cash equivalents	68	60
Working capital[1]	456	406
% of sales[2]	11.3%	11.3%
Bank loans and advances	33	37
Current portion of long-term debt	33	34
Long-term debt	1,686	1,710
Total debt	1,752	1,781
Net debt (total debt less cash and cash equivalents)	1,684	1,721
Equity attributable to Shareholders	904	867
Non-controlling interest	96	96
Total equity	1,000	963
Total equity and net debt	2,684	2,684
Ratio of net debt/(total equity and net debt)	62.7%	64.1%
Shareholders' equity per common share (in dollars)	$9.54	$9.09
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

26

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2016 are shown below (in M$), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

426	OIBD excluding specific items (last twelve months)	447
4.0	Net debt/OIBD excluding specific items	3.8

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill the capital expenditure program for at least the next twelve months. Capital expenditure requests for 2016 are initially approved at $186 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2016, the Corporation had $455 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility.

NEAR-TERM OUTLOOK

We are focused on continuing to build on the improved results that we achieved for the first quarter. Combined with the current state of our markets and the fact that we do not anticipate any significant change in the prices of raw materials or energy in the short term, we remain confident that we will execute well in 2016. Despite recent North American price decreases in Containerboard and the recent strengthening of the Canadian dollar, our packaging groups should continue to deliver solid performances as they enter a period of seasonally improved market conditions over the next two quarters. In a similar view, we anticipate that our Tissue Papers Group will continue to benefit from improved sales and cost reduction initiatives, while market conditions in Europe are expected to remain soft as order intake continues to lag the pace achieved last year. Notwithstanding the fact that business conditions may be volatile, we will continue to carefully manage our financial situation in order to direct a significant portion of our free cash flow to debt reduction.

CAPITAL STOCK INFORMATION

As at March 31, 2016, issued and outstanding capital stock consisted of 94,772,455 common shares (95,310,923 as at December 31, 2015), and 5,215,090 stock options were issued and outstanding (5,262,796 as at December 31, 2015). In the first quarter of 2016, the Corporation redeemed 586,174 common shares, and 47,706 options were exercised. As at May 4, 2016, issued and outstanding capital stock consisted of 94,512,186 common shares and 5,215,090 stock options. Between April 1 and May 4, 2016, the Corporation redeemed 260,269 common shares for approximately $2 million.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to page 36 of the unaudited condensed interim consolidated financial statements.

27

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at March 31, 2016.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at March 31, 2016, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended March 31, 2016, there were no changes in the Corporation’s ICFR that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2015, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

28

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		68	60
Accounts receivable		558	540
Current income tax assets		26	30
Inventories		483	494
Financial assets	5	1	1
		1,136	1,125
Long-term assets
Investments in associates and joint ventures		315	322
Property, plant and equipment		1,579	1,608
Intangible assets with finite useful life		173	174
Financial assets	5	14	12
Other assets		61	80
Deferred income tax assets		175	181
Goodwill and other intangible assets with indefinite useful life		342	346
		3,795	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances		33	37
Trade and other payables		566	613
Current income tax liabilities		1	1
Current portion of long-term debt	4	33	34
Current portion of provisions for contingencies and charges		4	5
Current portion of financial liabilities and other liabilities	5	33	37
		670	727
Long-term liabilities
Long-term debt	4	1,686	1,710
Provisions for contingencies and charges		30	34
Financial liabilities	5	38	47
Other liabilities		182	178
Deferred income tax liabilities		189	189
		2,795	2,885
Equity attributable to Shareholders
Capital stock		487	490
Contributed surplus		16	17
Retained earnings		443	387
Accumulated other comprehensive loss		(42)	(27)
		904	867
Non-controlling interest		96	96
Total equity		1,000	963
		3,795	3,848
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

29

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2016	2015
Sales	1,003	910
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million; 2015 — $44 million)	846	784
Selling and administrative expenses	93	86
Foreign exchange loss (gain)	1	(2)
Loss (gain) on derivative financial instruments	(10)	14
	930	882
Operating income	73	28
Financing expense	24	24
Interest expense on employee future benefits	1	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45
Share of results of associates and joint ventures	(14)	(4)
Profit (loss) before income taxes	98	(39)
Provision for (recovery of) income taxes	21	(4)
Net earnings (loss) from continuing operations including non-controlling interest for the period	77	(35)
Net earnings from discontinued operations	—	2
Net earnings (loss) including non-controlling interest for the period	77	(33)
Net earnings attributable to non-controlling interest	2	2
Net earnings (loss) attributable to Shareholders for the period	75	(35)
Net earnings (loss) from continuing operations per common share
Basic	$0.79	$(0.39)
Diluted	$0.77	$(0.39)
Net earnings (loss) per common share
Basic	$0.79	$(0.37)
Diluted	$0.77	$(0.37)
Weighted average basic number of common shares outstanding	95,342,378	94,200,710
Weighted average number of diluted common shares	97,507,798	96,027,450

Net earnings (loss) attributable to Shareholders:
Continuing operations	75	(37)
Discontinued operations	—	2
Net earnings (loss)	75	(35)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Net earnings (loss) including non-controlling interest for the period	77	(33)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(45)	45
Change in foreign currency translation related to net investment hedging activities	38	(48)
Income taxes	(5)	6
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1
Change in fair value of interest rate swaps	(5)	4
Change in fair value of commodity derivative financial instruments	(1)	2
Income taxes	2	(5)
Available-for-sale financial assets	(1)	2
	(17)	7
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(19)	1
Income taxes	5	—
	(14)	1
Other comprehensive income (loss)	(31)	8
Comprehensive income (loss) including non-controlling interest for the period	46	(25)
Comprehensive income (loss) attributable to non-controlling interest for the period	—	(1)
Comprehensive income (loss) attributable to Shareholders for the period	46	(24)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	46	(26)
Discontinued operations	—	2
Comprehensive income (loss)	46	(24)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

31

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	75	—	75	2	77
Other comprehensive loss	—	—	(14)	(15)	(29)	(2)	(31)
	—	—	61	(15)	46	—	46
Dividends	—	—	(4)	—	(4)	—	(4)
Redemption of common shares	(3)	(1)	(1)	—	(5)	—	(5)
Balance - End of period	487	16	443	(42)	904	96	1,000

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(35)	—	(35)	2	(33)
Other comprehensive income (loss)	—	—	1	10	11	(3)	8
	—	—	(34)	10	(24)	(1)	(25)
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	483	19	416	(52)	866	109	975
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

32

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	75	(35)
Net earnings from discontinued operations	—	(2)
Net earnings (loss) from continuing operations	75	(37)
Adjustments for:
Financing expense and interest expense on employee future benefits	25	26
Depreciation and amortization	47	44
Unrealized loss (gain) on derivative financial instruments	(14)	13
Foreign exchange loss (gain) on long-term debt and financial instruments	(36)	45
Provision for (recovery of) income taxes	21	(4)
Share of results of associates and joint ventures	(14)	(4)
Net earnings attributable to non-controlling interest	2	2
Net financing expense paid	(44)	(44)
Net income taxes received (paid)	1	(5)
Dividend received	3	2
Employee future benefits and others	(10)	(3)
	56	35
Changes in non-cash working capital components	(33)	(26)
	23	9
Investing activities from continuing operations
Payments for property, plant and equipment	(55)	(35)
Proceeds on disposals of property, plant and equipment	1	—
Change in intangible and other assets	(2)	(1)
	(56)	(36)
Financing activities from continuing operations
Bank loans and advances	(2)	(6)
Change in revolving credit facilities	57	1
Increase in other long-term debt	1	1
Payments of other long-term debt	(5)	(6)
Redemption of common shares	(5)	—
Dividends paid to the Corporation's Shareholders	(4)	(4)
	42	(14)
Change in cash and cash equivalents during the period from continuing operations	9	(41)
Change in cash and cash equivalents during the period from discontinued operations	—	41
Net change in cash and cash equivalents during the period	9	—
Currency translation on cash and cash equivalents	(1)	(1)
Cash and cash equivalents - Beginning of period	60	29
Cash and cash equivalents - End of period	68	28
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

33

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation's Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	336	300
Boxboard Europe	219	216
Specialty Products	149	135
Intersegment sales	(15)	(12)
	689	639
Tissue Papers	320	274
Intersegment sales and others	(6)	(3)
	1,003	910

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	55	52
Boxboard Europe	16	17
Specialty Products	14	10
	85	79
Tissue Papers	34	15
Corporate	1	(22)
Operating income before depreciation and amortization	120	72
Depreciation and amortization	(47)	(44)
Financing expense and interest expense on employee future benefits	(25)	(26)
Foreign exchange loss (gain) on long-term debt and financial instruments	36	(45)
Share of results of associates and joint ventures	14	4
Profit (loss) before income taxes	98	(39)

34

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2016	2015
Packaging Products
Containerboard	16	6
Boxboard Europe	4	2
Specialty Products	8	2
	28	10
Tissue Papers	11	20
Corporate	11	1
Total acquisitions	50	31
Proceeds on disposals of property, plant and equipment	(1)	—
Capital-lease acquisitions	(7)	(3)
	42	28
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	20	20
End of period	(8)	(13)
Payments for property, plant and equipment net of proceeds on disposals	54	35

35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month period ended March 31, 2016
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 4, 2016.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2015. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2015.

36

NOTE 4
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	March 31, 2016	December 31, 2015
Revolving credit facility, weighted average interest rate of 2.23% as at March 31, 2016, consists of $26 million; US$166 million and €27 million (December 31, 2015 - $(11) million; US$151 million and €27 million)	2019	282	238
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	714	761
5.75% Unsecured senior notes of US$250 million	2023	325	346
Other debts of subsidiaries		66	61
Other debts without recourse to the Corporation		99	106
		1,736	1,762
Less: Unamortized financing costs		17	18
Total long-term debt		1,719	1,744
Less:
Current portion of debts of subsidiaries		11	10
Current portion of debts without recourse to the Corporation		22	24
		33	34
		1,686	1,710

As at March 31, 2016, the long-term debt had a fair value of $1,692 million (December 31, 2015 – $1,729 million).

37

NOTE 5
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation's investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value as at March 31, 2016, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at March 31, 2016
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	14	—	14	—
	17	1	16	—
Financial liabilities
Derivative financial liabilities	(67)	—	(67)	—
	(67)	—	(67)	—

			As at December 31, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	13	—	13	—
	16	1	15	—
Financial liabilities
Derivative financial liabilities	(79)	—	(79)	—
	(79)	—	(79)	—

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
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HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

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